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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                    FORM 6-K
                            Report of Foreign issuer

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

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                         For the Month of December 2004
               Business Acquisition Report dated December 7, 2004

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                         (Commission File. No 0-20390).

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                            ID BIOMEDICAL CORPORATION
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                  (Translation of registrant's name in English)


        1630 Waterfront Centre, 200 Burrard Street, Vancouver, BC V6C 3L6
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               (Address of principal executive offices and zip code)


        Registrant's Telephone Number, including area code: 604-431-9314
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Indicate by check mark whether the registrant files or will file annual reports
under cover Form 20-F or Form 40-F:              Form 20-F       40-F   X
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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
                                                      Yes:        No:   X
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[ID BIOMEDICAL LOGO]


FOR IMMEDIATE RELEASE


                     ID BIOMEDICAL TO SHIP 1.2 MILLION DOSES
                    OF ITS FLU VACCINE TO THE CANADIAN MARKET


VANCOUVER, BC - DECEMBER 7, 2004 - ID Biomedical Corporation (TSX: IDB; NASDAQ:
IDBE) announced today that it will ship an additional 1.2 million doses of its influenza vaccine, Fluviral(R), to the Canadian market. These are the remaining doses of vaccine available from ID Biomedical for the 2004/05 flu season.

ID Biomedical elected to ship these doses to the Canadian market as a result of a request from the Canadian Government, its largest customer for Fluviral, and because of pressure for supply within the Canadian private market system. The Company had been reserving the doses as part of a potential emergency stockpile for the U.S. market, but the small number of doses available would not have a material impact on the U.S. market, but could be significant for Canada.

"The Canadian Government is our most important client and has been a long-term partner of the Company. ID Biomedical is a Canadian-based company, and although our longer term strategy includes a significant presence in the U.S. market, we are pleased to supply these additional doses to Canada this year," commented Staph Bakali, Chief Operating Officer.

"Virtually all of the flu vaccine purchased by the Canadian Government this year has been shipped and it is my understanding that there is also significant demand for flu vaccine in the Canadian private market," said Henry Kreker, Manager, Scientific, Medical and Photographic Division, in Public Works and Government Services Canada. "We recently contacted flu vaccine manufacturers seeking licensed vaccine product and we are very pleased that ID Biomedical will supply the Canadian market with additional doses."


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                                                                              2.


ID Biomedical had been approached in October by the U.S. government to consider sending its remaining supply to that market under an Investigational New Drug
(IND) application. Although this activity was originally believed to be supportive of an expedited approval into the U.S. market, it has become increasingly clear that data collected under such an IND would have little or no bearing on full licensure of the Fluviral product due to production process changes instituted by the Company for 2005 and beyond. These changes resulted from discussions between the FDA and the Company over the past year. With the new production process, which includes a manufacturing change that is required in the U.S. but not in Canada, the Company's Fluviral vaccine is anticipated to meet all requirements for FDA approval. The Company expects to seek such approval in time for the 2007 flu season or sooner, if expedited approval is possible due to the shortage of licensed manufacturers in the U.S.

"The introduction of Fluviral into the U.S. this season would have been a one-time event without material clinical and regulatory value relative to our longer-term objective of having Fluviral approved in the U.S. Clinical studies using the product produced in 2004 were estimated to cost the Company in excess of U.S. $15 million. We look forward to entering the U.S. market, particularly with the assistance of our recently announced U.S. marketing and distribution partners," explained Anthony Holler, Chief Executive Officer.

ID Biomedical produces Fluviral from its two flu vaccine production facilities located in Laval and Quebec City, Quebec. The company's Quebec City facility is being expanded to increase total manufacturing capacity to approximately 50 million doses by 2007, and will house what is believed to be the newest egg-based vaccine production facility in the world. The production capacity of ID Biomedical in 2005 is expected to be approximately 22 million doses.

ABOUT ID BIOMEDICAL

ID Biomedical is an integrated biotechnology company dedicated to the development of innovative vaccine products. It operates in research, development, manufacturing, sales and marketing from its facilities in Canada and in the United States. ID Biomedical is dedicated to becoming a premier vaccine company with significant marketed products worldwide and an extensive pipeline in both clinical and preclinical development.

ID Biomedical has a leading position in the Canadian influenza market. It received a ten-year mandate from the Government of Canada in 2001 to assure a state of readiness in the case of an influenza pandemic and provide influenza vaccine for all Canadians in such an event. It also currently supplies approximately 75% of the Canadian government's influenza vaccine purchases.

For further information on ID Biomedical, please visit the Company's website at www.idbiomedical.com.


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                                                                              3.


The information in this news release contains so-called "forward-looking" statements. These include statements regarding ID Biomedical's expectations and plans relating to the integration of the vaccine business acquired from Shire, statements about ID Biomedical's expectations, beliefs, intentions or strategies for the future, which may be indicated by words or phrases such as "anticipate", "expect", "intend", "plan", "will", "we believe", "ID Biomedical believes", "management believes", and similar language. All forward-looking statements are based on ID Biomedical's current expectations and are subject to risks and uncertainties and to assumptions made. Important factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements include: (i) the company's ability to successfully integrate the Shire vaccine business; (ii) the company's ability to successfully complete preclinical and clinical development of its products; (iii) the company's ability to manufacture its products; (iv) the seasonality of the flu-vaccine business and related fluctuations in the company's revenues from quarter to quarter; (v) decisions, and the timing of decisions, made by the health regulatory agencies regarding approval of its products for human testing;
(vi) the company's ability to enter into distribution agreements for its products, and to complete and maintain corporate alliances relating to the development and commercialization of its technology and products; (vii) market acceptance of its technologies and products; and (viii) the competitive environment and impact of technological change and other risks detailed in the company's filings with the Securities and Exchange Commission. ID Biomedical bases its forward-looking statements on information currently available to it, and assumes no obligation to update them.


                                     - 30 -


For further information, please contact:

INVESTOR RELATIONS / MEDIA
Dean Linden                                                Michele Roy
(604) 431-9314                                             (450) 978-6313
dlinden@idbiomedical.com                                   mroy@idbiomedical.com


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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                      ID Biomedical Corporation


                                      By: /s/ Anthony F. Holler
                                          -----------------------
                                          Anthony F. Holler,
                                          Chief Executive Officer

Date: December 7, 2004